Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
Earnings before fixed charges:
Add:
Loss from continuing operations	$(28,051)	$(27,634)	$(21,291)	$(11,996)	$(5,052)	$9,992	$2,148
Fixed charges - per below	56,192	54,192	47,831	44,539	46,626	30,976	32,491
Less:
Capitalized interest	(108)	(99)	(73)	(132)	(82)	(58)	(101)

Earnings before fixed charges	28,033	26,459	26,467	32,411	41,492	40,910	34,538

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	55,880	53,943	47,608	44,257	46,394	30,805	32,277
Capitalized interest	108	99	73	132	82	58	101
Estimate of interest within rental expense	204	150	150	150	150	113	113

Total Fixed Charges	56,192	54,192	47,831	44,539	46,626	30,976	32,491

Income allocated to preferred shareholders	—	—	—	—	1,218	—	4,506
Total combined fixed charges and preferred distributions	56,192	54,192	47,831	44,539	47,844	30,976	36,997

Ratio of earnings to fixed charges (a)	0.50	0.49	0.55	0.73	0.87	1.32	0.93
	(28,159)	(27,733)	(21,364)	(12,128)	(6,352)	9,934	(2,459)

(a)  Due to our losses in fiscal 2007, 2008, 2009, 2010, 2011 and nine months ended September 30, 2012 the coverage ratio was less than 1:1.  The Company must generate additional earnings of $28.2 million, $27.7 million, $21.4 million, $12.1 million, $6.4 million and $2.5 million to achieve a coverage of 1:1 in fiscal  2007, 2008, 2009, 2010, 2011 and nine months ended September 30, 2012, repectively.